IDS/BALCOR INCOME PARTNERS
                       A Real Estate Limited Partnership
                                 P.O. Box 7190
                        Deerfield, Illinois 60015-7190

                               November 30, 1995

Dear Investor:

     On November 16, 1995, Walton Street Capital Acquisition Co., L.L.C. ("Walton Street") announced an unsolicited offer to purchase up to 45% of the outstanding limited partnership interests ("Units") of IDS/Balcor Income Partners A Real Estate Limited Partnership (the "Partnership"). Balcor Affiliated Partners-87, Inc. and IDS Realty Corporation (collectively, "General Partner") recommends that you not accept this offer and not tender your Units to Walton Street. You should keep the following in mind:

     1. Your General Partner believes that Walton Street's offering price of $127.00 per Unit is inadequate. Your General Partner's financial advisor, Alex. Brown & Sons Incorporated ("Alex. Brown"), has advised the General Partner that the current liquidation value (defined below) for each Partnership Unit is $203.00 (see attachment to this letter). The Walton Street offer is 62.6% of Alex. Brown's value. Alex. Brown's definition of current liquidation value ("A.B. Value") assumes an orderly liquidation of the assets of the Partnership over twelve months. No opinion of value is expressed by either Alex. Brown or the General Partner to those investors wanting to hold their Units through the targeted liquidation of the Partnership as more fully described in paragraph 3 below.

     2. By accepting the offer, you may not be able to fully realize the value of your Units. Your General Partner believes that Walton Street's primary motivation in making its offer is Walton Street's desire to capitalize on the significant disparity between the fair market value of the assets held by the Partnership and the price that Walton Street is offering to you.

     3. The Partnership has two properties. Your General Partner's strategy is to sell these assets on an orderly basis over the next two year period, although the timing of the liquidation may be lengthened or shortened in response to changing market conditions, economic factors, interest rates and unforseen events.

     4. In general, acceptance of Walton Street's offer will constitute a taxable event to you. To the extent applicable to your personal situation, a sale of your Units may cause you to recognize a tax loss. You should consult your personal tax and legal advisors prior to accepting the offer and tendering your Units.

     Under the terms of Walton Street's offer, they cannot, until December 15, 1995, purchase and pay for any Units tendered prior to that time, and you may withdraw Units tendered to Walton Street at any time prior to 12:00 midnight on December 15, 1995. If you wish to retain your Units, you need not take any action regarding their offer.

     Your General Partner will continue to act in the manner that it believes is in the best interests of the limited partners.

     We strongly urge you to read carefully the attached Schedule 14D-9 for a more thorough discussion of the above and other factors. We have omitted the
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Exhibits to the Schedule 14D-9 but will deliver them to you at our expense if you call 1-800-422-5267.



          /s/Janis E. Miller                      /s/Thomas E. Meador
          Janis E. Miller                         Thomas E. Meador
          President, IDS Realty Corporation       Chairman, Balcor Affiliated
                                                  Partners-87, Inc.
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